                                                                    Exhibit 99.1


                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
August 31, 2006

                      CANWEST COMPLETES SALE OF TV3 IRELAND

WINNIPEG - CanWest Global Communications Corp. today announced completion of the sale of its 45% interest in CanWest Granada Media Holdings Limited, which owns and operates the TV3 television network in Ireland, and its 100% interest in TV3's Irish sales arm, CanWest Ireland Sales Limited, to funds managed by Doughty Hanson & Co. CanWest received aggregate cash consideration (subject to certain post-completion financial adjustments) of E132 million (approximately C$188 million) from the sale.

"We would like to thank our fellow shareholders - Granada Media Group, James Morris, Paul McGuiness and Ozzie Kilkenny - for their support over the past eight years. We also owe a debt of gratitude to the management and staff of TV3, who have built TV3 into the successful television operation that it is today," said Tom Strike, President of CanWest MediaWorks International. "We have every confidence that TV3 will continue as one of Ireland's pre-eminent free-to-air television networks under its new owner."

Leonard Asper, CanWest's President and Chief Executive Officer, added, "Completion of this transaction is another important step in CanWest's ongoing program to reduce debt, enhance financial flexibility and invest in growing our existing core operations."

Hawkpoint Partners Limited acted as financial advisor, and Clifford Chance LLP and A&L Goodbody acted as legal advisors, to CanWest on the transaction.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Malaysia, Turkey and the United Kingdom.

For further information contact:
Tom Strike
President, CanWest MediaWorks International
Tel: +1 204 956 2025
Fax: +1 204 947 9841